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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66930

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2009** AND ENDING **12/31/2009**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Columbia West Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14646 N. Kierland Blvd., Suite 125
(No. and Street)

Scottsdale	**AZ**	**85254**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kaley Parkinson **(480)-664-3949**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	**Walnut Creek,**	**California**	**94596**
(Address)	(City)	(Sate)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Kaley Parkinson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Columbia West Capital, LLC**, as of **12/31/2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



OFFICIAL SEAL
PATRICIA ATTRIDGE
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires March 28, 2012



Signature

Managing Director

Title



Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Columbia West Capital, LLC
December 31, 2009

Table of Contents

Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6
Supplemental Information	
Schedule I:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	
Reconciliation with Company's Net Capital Computation	9
Schedule II:	
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	11
SIPC Supplemental Report Required by SEC Rule 17a-5	13

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report

Members
Columbia West Capital, LLC
Scottsdale, Arizona

We have audited the accompanying statement of financial condition of Columbia West Capital, LLC (the Company) as of December 31, 2009 and the related statements of income, changes in members' equity, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Columbia West Capital, LLC at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 23, 2010

Columbia West Capital, LLC

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	56,752
Accounts receivable, net of		
$60,632 allowance for doubtful accounts		15,161
Prepaid expenses and deposits		36,322
Furniture and equipment, net of		
$16,215 accumulated depreciation		1,019
Total Assets	$	109,254
Liabilities and Members' Equity		
Accounts payable	$	1,869
Total Liabilities		1,869
Total Members' Equity		107,385
Total Liabilities and Members' Equity	$	109,254

See independent auditors' report and accompanying notes.

Columbia West Capital, LLC

Statement of Income

For the Year Ended December 31, 2009

Revenue	
Commissions and advisory fees	$ 994,985
Interest income	9,452
Total Revenue	1,004,437
Expenses	
Compensation	547,366
Bad debt	165,921
Commissions	100,500
Legal and professional fees	41,110
Rent	32,910
Depreciation	3,900
Other operating expenses	103,223
Total Expenses	994,930
Net Income	$ 9,507

See independent auditors' report and accompanying notes.

Columbia West Capital, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2009

Members' Equity at December 31, 2008	$	475,231
Distributions		(377,353)
Net income		9,507
Members' Equity at December 31, 2009	$	107,385

See independent auditors' report and accompanying notes.

Columbia West Capital, LLC

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash Flows from Operating Activities:		
Net income	$	9,507
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Provision for bad debt		60,632
Depreciation		3,900
(Increase) decrease in:		
Accounts receivable		699,994
Prepaid expenses and deposits		(20,345)
Increase (decrease) in:		
Accounts payable		(2,634)
Due to members		(246,516)
Commissions payable		(111,242)
Net Cash Provided by Operating Activities		393,296
Cash Flows from Financing Activities:		
Distributions		(377,353)
Net Cash Used by Financing Activities		(377,353)
Increase (Decrease) in Cash and Cash Equivalents		15,943
Cash and Cash Equivalents at Beginning of Period		40,809
Cash and Cash Equivalents at End of Period	$	56,752

See independent auditors' report and accompanying notes.

1. Organization

Columbia West Capital, LLC (the Company) was formed as a Delaware limited liability company on January 1, 2005 and operates out of Scottsdale, Arizona. The Company is registered with the Securities and Exchange Commission as a securities broker dealer. The Company provides mergers and acquisition and private placement investment banking and related advisory services.

2. Significant Accounting Policies

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisition and private placement advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable. The Company may receive securities as part of its investment banking fee income. The amount of revenue recognized is determined based on management's estimate of the fair market value of the securities earned.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of the receivable becomes unlikely. Accounts receivables are charged off when they become uncollectible.

Property and Equipment
Property and equipment are valued at cost. Depreciation is calculated using accelerated and straight-line methods over the estimated useful lives of the assets.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

2. Significant Accounting Policies (continued)

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2009, the Company's net capital was $53,748 which exceeded the requirement by $48,748.

4. Risk Concentration

Due to the nature of the merger and acquisition business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 79% of revenue was generated from four customers.

5. Lease Obligations

The Company leases office space in Scottsdale, Arizona. The lease began in December of 2009 and expires on January 31, 2015. The future annual minimum lease payments are as follows:

2010	$ 41,696
2011	79,062
2012	90,160
2013	92,578
2014	95,137
2015	15,927
Total	$ 414,560

6. Subsequent Events

The Company has evaluated subsequent events through February 23, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Columbia West Capital, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

Net Capital	
Total members' equity qualified for net capital	$ 107,385
Less: Non-allowable assets	
Accounts receivable (net)	15,161
Prepaid expenses and deposits	36,322
Furniture and equipment (net)	1,019
Total non-allowable assets	52,502
Net Capital Before Haircuts	54,883
Less: Haircuts on securities	1,135
Net Capital	53,748
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $1,869 or $5,000 whichever is greater	5,000
Excess Net Capital	$ 48,748

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5 as of December 31, 2009

There were no material differences noted in the Company's net capital computation at December 31, 2009.

Columbia West Capital, LLC

Schedule II

Computation for Determination of Reserve Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

Members
Columbia West Capital, LLC
Scottsdale, Arizona

In planning and performing our audit of the financial statements and supplemental schedules of Columbia West Capital, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended December 31, 2009, and this report does not affect our report thereon dated February 23, 2010.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 23, 2010

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

SIPC Supplemental Report

Members
Columbia West Capital, LLC
Scottsdale, Arizona

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2009, which were agreed to by Columbia West Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Columbia West Capital, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Columbia West Capital, LLC's management is responsible for the Columbia West Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [if applicable].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 23, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066930 FINRA DEC
COLUMBIA WEST CAPITAL LLC ("CWC") 16*16
14646 N KIERLAND BLVD STE 238
SCOTTSDALE AZ 85254-2766

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,383.72

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (362.38)
7/27/09
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 2,021.34

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,021.34

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,021.34

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Columbia West Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Director
(Title)

Dated the 11th day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 953,489.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø N/A
(2) Net loss from principal transactions in securities in trading accounts.	Ø N/A
(3) Net loss from principal transactions in commodities in trading accounts.	Ø N/A
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø N/A
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø N/A
(7) Net loss from securities in investment accounts.	Ø N/A
Total additions	Ø N/A
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø N/A
(2) Revenues from commodity transactions.	Ø N/A
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø N/A
(4) Reimbursements for postage in connection with proxy solicitation.	Ø N/A
(5) Net gain from securities in investment accounts.	Ø N/A
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø N/A
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø N/A
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	Ø N/A
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 953,489.00
2e. General Assessment @ .0025	$ 2,383.72

(to page 1 but not less than $150 minimum)

Columbia West Capital, LLC

Annual Audit Report

December 31, 2009

ERNST WINTTER & ASSOCIATES
Certified Public Accountants